Filed pursuant to Rule 253(g)(2)

File No. 024-12341

SUPPLEMENT NO. 2 DATED MAY 9, 2024

TO OFFERING CIRCULAR DATED FEBRUARY 14, 2024

GOLFSUITES 1, INC.

650 E. BLOOMINGDALE AVE. BRANDON, FL 33511

(813) 621-5000

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with the Offering Circular dated February 14, 2024 and the supplement dated May 1, 2024, and is qualified by reference to the Offering Circular, as supplement, except to the extent that the information contained herein supplements the information contained in the Offering Circular.

See the Offering Circular and Supplement HERE and HERE.

Additional information about the Company is available in its Annual Report for the fiscal year ended December 31, 2023 filed on Form 1-K available HERE.

We have determined that the price for each share of our Class A Preferred Stock will be $10.25 and the minimum investment amount is 100 shares ($1,025). The information in the Offering Circular, including the cover, “Dilution,” “Plan of Distribution and Selling Securityholders,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.